April 4, 2006

Mail Stop 4561

By U.S. Mail and Facsimile to (843) 529-5929

Susan E. Baham
Executive Vice President and Chief Financial Officer
First Financial Holdings, Inc.
34 Broad Street
Charleston, SC 29401

> **Re: First Financial Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended September 30, 2005**
> **Filed December 14, 2005**
> **File No. 000-17122**

Dear Ms. Baham:

         We have reviewed your response dated March 14, 2006 and have the following additional comments. We have limited our review to only the issues raised in our comments. Where indicated, we think you should revise future filings, beginning with your March 31, 2006 Form 10-Q, in response to these comments and provide us with a draft of your intended revisions. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

         Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Note 1 – Summary of Significant Accounting Policies
Loans Receivable and Loans Held for Sale, page 51

1.   We note your response to comment 1 of our letter dated February 28, 2006. Please confirm to us in writing that you intend to provide the requested disclosures in future filings.

2.   In your response to comment 2 of our letter dated February 28, 2006 you stated that you record your retained interest in the loans sold to the FHLB of Atlanta *net* of the recourse obligation related to your retained credit risk. Please tell us how you considered Questions 67 and 68 of the SFAS 140 Implementation Guidance in determining that it was appropriate to account for your credit risk exposure as part of your retained interest in the loans sold rather than as a separate recourse liability.

3.   In your response to comment 2 of our letter dated February 28, 2006 you have agreed to provide additional disclosure in future filings regarding loan sales to the FHLB of Atlanta. Please provide us with a draft of your intended disclosures and include the following information:

   •   Quantify the amount of loans sold to the FHLB of Atlanta during each period presented;

   •   Clearly explain the structure of the MPF program and how you maintain a portion of the credit exposure on the loans sold; and

   •   Disclose how you account for all assets obtained and liabilities incurred in the sale of loans to the FHLB of Atlanta.

4.   We note your response to comment 3 of our letter dated February 28, 2006. In light of the fact that you did not obtain a legal opinion for loan sales to the FHLB of Atlanta, please tell us what evidence you obtained to support legal isolation under paragraph 9(a) SFAS 140. In addition, please explain to us how you and your auditors determined that the evidence obtained was sufficient to provide reasonable assurance that the transferred assets would be beyond the reach of the powers of a bankruptcy trustee, FDIC or other receiver in your jurisdiction. Clearly describe to us the legal analysis you performed.

                                    *   *   *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response indicating your intent to provide the requested disclosures in future filings. Please provide us drafts of your proposed revisions, where applicable, and any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Angela Connell at (202) 551-3426 or me at (202) 551-3494 if you have questions regarding our comments.

Sincerely,

Kevin W. Vaughn
Accounting Branch Chief